BBH TRUST

Secretary’s Certificate

I, Suzan Barron, Secretary of BBH Trust (the “Trust”), hereby certify on behalf of the Trust as follows:

1.
Submitted herewith is a copy of the most recent Fidelity Bond (the “Bond”) procured by the Trust, in the amount of $4,900,000 and in the form required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.
Attached hereto as Exhibit A is a copy of the resolutions approving the form and amount of the Bond, unanimously adopted by the Board of Trustees of the Trust, including a majority of such Trustees who are not “interested persons” of the Trust, as defined in the 1940 Act, at their meeting held on March 8, 2011.

3.	The premium with respect to the Bond has been paid for the period from November 1, 2010 to November 1, 2011.
4.	The Board of Trustees of the Trust satisfies the applicable fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act.

/s/ Suzan Barron
Suzan Barron
Secretary of the Trust

Dated: October 7, 2011

Exhibit A

BBH TRUST

Preambles and Resolutions Adopted by the Board of Trustees

At its March 8, 2011 meeting

WHEREAS:
Rule 17g-1 under the 1940 Act, requires that each registered management investment company shall provide and maintain a bond that shall be at least equal to an amount computed in accordance with the provisions of the rule;

WHEREAS:
the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act)(“Independent Trustees”), approved the initial fidelity bond insurance policy written by Chubb Group of Insurance Companies, for the period November 1, 2010 to October 31, 2011, in the amount of $4,650,000 (“Initial Fidelity Bond”), and the annual premium of approximately $15,200 to be paid by the Trust, after having given due consideration to all matters deemed relevant;

WHEREAS:
the Trust’s assets increased to such an extent that the Trust’s required bond coverage exceeded the Trust’s bond coverage as of September 30, 2010, requiring the Trust to increase the fidelity bond coverage for the Initial Fidelity Bond to $4,900,000; and

WHEREAS:
the Trust’s assets increased to such an extent that the Trust’s required bond coverage exceeded the Trust’s bond coverage as of December 31, 2010, requiring the Trust to obtain interim fidelity bond coverage for the period from March 1, 2011 through November 1, 2011 in the additional amount of $500,000 (“Interim Fidelity Bond”).

NOW, THEREFORE, BE IT

RESOLVED:
that it is the finding of the Trustees at this Meeting, including a majority of the Independent Trustees, that the increase to the Initial Fidelity Bond coverage is reasonable, after having given due consideration to all matters deemed relevant;

RESOLVED:	that the increased annual premium in the amount of $16,000 to be paid by the Trust under the Initial Fidelity Bond be, and hereby is, ratified;

RESOLVED:
that it is the finding of the Trustees at this Meeting, including a majority of the Independent Trustees, that the Interim Fidelity Bond is reasonable in form and amount, after having given due consideration to all matters deemed relevant;

RESOLVED:	that the premium in the amount of $1,094 to be paid by the Trust under the Interim Fidelity Bond be, and hereby is, ratified; and

RESOLVED:
that the appropriate officer(s) of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution.